

Mail Stop 3233

November 16, 2017

Via E-Mail
David Teiler
Reliance Real Estate Trust, LLC
40 Wall Street, 60th Floor
New York, NY 10005

>   **Re: Reliance Real Estate Trust, LLC**
>   **Amendment No. 1 to**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted November 1, 2017**
>   **CIK No. 0001717023**

Dear Mr. Teiler:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part II

Overview, page 6

1.   We note your response to prior comments 4 and 19, as well as your revised disclosure on page 6 that the valuation was agreed upon in an "arm's length negotiation." However, we note that there are connections between your Manager and the Sellers, including that Mr. Beyman serves as Chairman of Reliance Global Holdings, LLC, an entity for which all of the named executive officers of you and your Manager also serve as executive officers. Additionally, Mr. Beyman has distribution rights associated with your Manager, as disclosed on page 43. Further, Messrs. Melohn and Beyman will have a continuing interest in the Initial Portfolio through their ownership following your acquisition of the initial 48.99% interest in the joint venture. Please revise your disclosure regarding the implied valuation to explain the connections between your Manager and the Sellers.

Management Compensation, page 10

2.   We note your response to prior comment 6. Please revise your disclosure to explicitly state that your Manager is entitled to a 1% acquisition fee upon your acquisition of the remaining 51.01% interest in the Joint Venture, since this contradicts the preceding disclosure in which you state that the management fee will be applicable to purchases from non-affiliated, third party sellers.

Distributions, page 13

3.   We note your response to prior comment 7 and the updated disclosure. Please tell us how you expect to make quarterly distributions beginning in the first quarter of 2018.

Business

Critical Accounting Policies, page 36

4.   We note your response to prior comment 9. Given the composition of your portfolio upon commencement of your best-efforts offering, please tell us how you determined that accounting for investments in unconsolidated joint ventures is not considered a critical accounting policy.

Net Operating Income, page 37

5.   We note your response to prior comment 11 and reissue the comment in part. Please revise your disclosure herein to explicitly disclose, that as owners of the 48.99% interest in Reliance Property Group, LLC, you will not control this investment or have legal claim to the assets, liabilities, revenues, or expenses of the joint venture.

Reliance Real Estate Trust, LLC Pro Forma Financial Statements, page F-2

6.   We note your response to prior comment 13 and reissue the comment in its entirety. Please update your unaudited pro forma financial statements in accordance with paragraphs (c)(1) and (b)(7)(iv) of Part F/S of Form 1-A.

7.   We note your response to prior comments 16 and 17, as well as your updated disclosure. Please tell us how you determined that the pro forma weighted average common shares outstanding used to calculate pro forma basic (loss) per share assuming the impact of selling the maximum number of shares in a best-efforts offering is factually supportable. In addition, tell us why you have not included the 700,000 shares of common stock to be issued as consideration for the 48.99% interest in the Initial Portfolio.

Adjustment (B2), page F-5

8.   Please tell us why you have included an estimated purchase price allocation for purposes of estimating pro forma depreciation given that your pro forma financial statements only reflect the purchase of a 48.99% equity interest in the Initial Portfolio.

Adjustment (B3), page F-6

9.   We note your response to prior comment 21. Given you disclose the weighted-average interest rate, please revise your disclosure to indicate that the pro forma interest expense was calculated using interest rates attributable to each underlying mortgage. Additionally disclose herein, or reference to elsewhere in your offering statement, the interest rates for mortgages attributable to each property underlying the Initial Portfolio.

Part III

Exhibits, page II-16

10.   We note that your response to prior comment 25 does not address the operating agreement of Reliance Property Group, LLC. Please file the operating agreement of Reliance Property Group, LLC or tell us why you believe the agreement is not required to be filed.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Shaya M. Berger, Esq.
       Gulkowitz Berger LLP